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                                August 31, 2023

       Dana Green
       Chief Executive Officer
       GlobalTech Corp
       3550 Barron Way, Suite 13a
       Reno, NV 89511

                                                        Re: GlobalTech Corp
                                                            Amendment No. 3 to
Form 10-K for the Fiscal Year Ended December 31, 2022
                                                            Amendment No. 2 to
Form 10-Q for the Quarterly Period Ended March 31,
                                                            2023
                                                            File No. 000-56482

       Dear Dana Green:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 3 to Form 10-K for the fiscal year ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 2. Basis of Preparation of Consolidated Financial Statements Restatement of Prior Balances, page F-13

   1. We note the revisions in response to prior comment 4. As previously requested, please revise to disclose the
effect of the correction of the errors on all of the financial statement line items impacted. In
this regard, we note that the errors impacted total assets, total
                                                        shareholder   s equity,
loss before taxation, net loss, net loss attributable to common shareholders and to
non-controlling interest, in addition to multiple line items and subtotals as reported
on the statement of cash flows. Also, please revise to disclose the effect of the
correction of the errors on each of the line items in the consolidated financial statements for 2022.
 Dana Green
GlobalTech Corp
August 31, 2023
Page 2
2. We note your revised disclosure indicating that previously issued consolidated financial statements have been restated to reflect the correction of errors. Please file a current report pursuant to Item 4.02 of Form 8-K for the restatements of your financial statements for the years ended December 31, 2021 and 2022 and the quarterly period ended March
      31, 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameDana Green
                                                           Division of
Corporation Finance
Comapany NameGlobalTech Corp
                                                           Office of Technology
August 31, 2023 Page 2
cc:       Sean Neahusan
FirstName LastName